Exhibit (a)(5)(G)

For Immediate Release

Abbott Receives European Commission Clearance on Acquisition of Advanced Medical Optics

Media: Scott Stoffel

ABBOTT PARK, Ill., Feb. 20, 2009 — Abbott today announced that it has received merger control clearance from the European Commission for its acquisition of Advanced Medical Optics (AMO) through a cash tender offer for the outstanding shares of common stock of AMO. The European Commission approved the transaction without conditions.

(847) 936-9502
Financial: Tina Ventura (847) 935-9390

This satisfies the condition to the tender offer related to European Commission regulatory approval and is the last regulatory approval that is a condition to the tender offer. As previously announced, the tender offer is scheduled to expire at midnight Eastern time on Tuesday, Feb. 24, 2009, unless the tender offer is extended. Consummation of the tender offer remains subject to other customary conditions, including the tender of a majority of the outstanding shares of AMO’s common stock on a fully diluted basis.

As previously announced, Abbott commenced the tender offer on Jan. 27, 2009, for all of the outstanding shares of AMO common stock for $22 per share in cash. The tender offer is being made pursuant to an Offer to Purchase, dated Jan. 27, 2009, and in connection with the Agreement and Plan of Merger, dated Jan. 11, 2009, entered into by and among Abbott, Rainforest Acquisition Inc., a wholly owned subsidiary of Abbott, and AMO, which Abbott and AMO announced on Jan. 12, 2009.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs approximately 69,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement and related materials. Investors and AMO securities holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and related solicitation/recommendation statement filed by AMO with the U.S. Securities and Exchange Commission (SEC), because they contain important information. These documents are available at no charge at the SEC’s Web site at http://www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free (866) 873-6989.

— Private Securities Litigation Reform Act of 1995 —
A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the tender offer may not be completed or the merger may not be consummated for reasons including because conditions precedent to the completion of the acquisition may not be satisfied. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2008, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

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